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                                                                    EXHIBIT 23.1



CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
PCsupport.com, Inc.



We consent to the use of our report included in the Registration Statement on Pre-Effective Amendment No. 1 to Form SB-2 on Form S-3 of PCsupport.com, Inc. and to the reference to our firm under the heading "EXPERTS" in the prospectus. Our report dated August 25, 2000, except with respect to notes 10(e) and (f) which are as of September 15, 2000, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative cash flows from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/KPMG LLP



Vancouver, Canada
March 6, 2001